SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. )*

                                 FIND/SVP, INC.
                     --------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  317718302000
                     --------------------------------------
                                 (CUSIP Number)

                                  June 25, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]       Rule 13d-1(b)

         [X]       Rule 13d-1(c)

         [ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 317718302000                                             Page 2 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              765,306 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            NONE
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           765,306 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                NONE
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     765,306 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.8% (based on 11,216,634 shares outstanding at 05/12/03) (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________

CUSIP NO. 317718302000                                             Page 3 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital II, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              510,204 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            NONE
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           510,204 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                NONE
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     510,204 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.5% (based on 11,216,634 shares outstanding at 05/12/03) (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________

CUSIP NO. 317718302000                                             Page 4 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              765,306 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            NONE
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           765,306 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                NONE
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     765,306 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.8% (based on 11,216,634 shares outstanding at 05/12/03) (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
_____________________________________________________________________________

CUSIP NO. 317718302000                                             Page 5 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Management, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              510,204 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            NONE
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           510,204 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                NONE
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     510,204 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.5% (based on 11,216,634 shares outstanding at 05/12/03) (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
_____________________________________________________________________________

CUSIP NO. 317718302000                                             Page 6 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Brian Warner
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                             (a) [X]
                                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              1,275,510 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            NONE
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,275,510 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                NONE
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,275,510 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.4% (based on 11,216,634 shares outstanding at 05/12/03) (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 317718302000                                             Page 7 of 12

Item 1(a).     Name of Issuer:

               FIND/SVP, Inc., a New York corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               625 Avenue of the Americas
               New York, New York 10011

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of (i) Performance Capital, L.P., a New York limited partnership ("PC I"); (ii) Performance Capital II, L.P., a New York limited partnership ("PC II"); (iii) Performance Capital, LLC, a New York limited liability company (PC LLC"); (iv) Performance Management, LLC, a New York limited liability company ("PM LLC"); and (v) Brian Warner, a citizen of the United States ("BW", together with PC I, PC II, PC LLC and PM LLC, the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members").

               PC LLC is the sole general partner of PC I and BW is a member and the sole manager of PC LLC. PM LLC is the sole general partner of PC II and BW is a member and the sole manager of PM LLC. The address of the principal office of each of PC I, PC II, PC LLC, PM LLC and BW is 767 Third Avenue 16th Floor, New York, NY 10017.

               The Members have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Members have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.0001 per share, of the Issuer (the "FIND Common Stock").

Item 2(e).     CUSIP Number:

               317718302000

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Not applicable.

                                  SCHEDULE 13G
CUSIP NO. 317718302000                                             Page 8 of 12

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    The Group beneficially owns 1,275,510 shares of FIND Common Stock.

               (b)  Percent of Class:

                    Based on 11,216,634 shares of FIND Common Stock outstanding as of May 12, 2003, the Group holds approximately 11.4% of the issued and outstanding FIND Common Stock.(1)

               (c)  Number of shares to which such person has:

                    (i)   Sole power to vote or direct the vote: 1,275,510

                    (ii)  Shared power to vote or direct the vote: None

                    (iii) Sole power to dispose or to direct the disposition of:
                          1,275,510

                    (iv) Shared power to dispose of or direct the disposition of: None

               On June 25, 2003, PC I acquired (i) 510,204 shares of FIND Common Stock and (ii) warrants to acquire 255,102 shares of FIND Common Stock, exercisable for a period of three years, with such shares of FIND Common Stock to have an exercise price of $1.47 per share (the "PC I Warrants"). Each of PC LLC, in its capacity as general partner of PC I, and BW, in his capacity as manager of PC LLC, all of whom may be deemed a beneficial owner of the shares of FIND Common Stock held by PC I and the shares of FIND Common Stock underlying the PC I Warrants, disclaim beneficial ownership of the reported securities except to the extent of each of their respective pecuniary interests therein.

               On June 25, 2003, PC II acquired (i) 340,136 shares of FIND Common Stock and (ii) warrants to acquire 170,068 shares of FIND Common Stock, exercisable for a period of three years, with such shares of FIND Common Stock to have an exercise price of $1.47 per share (the "PC II Warrants"). Each of PM LLC, in its capacity as general partner of PC II, and BW, in his capacity as manager of PM LLC, all of whom may be deemed a beneficial owner of the shares of FIND Common Stock held by PC II and the shares of FIND Common Stock underlying the PC II Warrants, disclaim beneficial ownership of the reported securities except to the extent of each of their respective pecuniary interests therein.

__________________
(1) Pursuant to Rule 13d-3(d)(1)(i)(D), the 11,216,634 shares of FIND Common Stock outstanding as of May 12, 2003 include 425,170 shares of Common Stock which may be acquired by the Group through the exercise of the warrants described in Item 4(c)

                                  SCHEDULE 13G
CUSIP NO. 317718302000                                             Page 9 of 12

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               See Exhibit 1.

Item 9.        Notice of Dissolution of a Group.

               Not Applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 317718302000                                            Page 10 of 12


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 14, 2003

                                PERFORMANCE CAPITAL, L.P.

                                By: Performance Capital, LLC,
                                    its general partner

                                By: /s/ Brian Warner
                                   ------------------------------
                                     Brian Warner, Manager


                                PERFORMANCE CAPITAL II, L.P.

                                By: Performance Management, LLC,
                                    its general partner

                                By: /s/ Brian Warner
                                   ------------------------------
                                     Brian Warner, Manager


                                PERFORMANCE CAPITAL, LLC

                                By: /s/ Brian Warner
                                   ------------------------------
                                     Brian Warner, Manager

                                PERFORMANCE MANAGEMENT, LLC

                                By: /s/ Brian Warner
                                   ------------------------------
                                     Brian Warner, Manager


                                /s/ Brian Warner
                                ------------------------------
                                Brian Warner

                                  SCHEDULE 13G
CUSIP NO. 317718302000                                            Page 11 of 12

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 14th day of July, 2003 by and among PERFORMANCE CAPITAL, L.P., a New York limited partnership ("PC I"); PERFORMANCE CAPITAL II, L.P., a New York limited partnership ("PC II"); PERFORMANCE CAPITAL, LLC, a New York limited liability company (PC LLC"); PERFORMANCE MANAGEMENT, LLC, a New York limited liability company ("PM LLC"); and BRIAN WARNER ("BW").

     WHEREAS, PC I, PC II, PC LLC, PM LLC and BW collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $0.0001 par value of FIND/SVP, Inc. ("FIND Common Stock"), a New York corporation; and

     WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. The parties agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of FIND Common Stock and to file any and all amendments and supplements thereto, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     2. The parties agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     3. This Joint Filing Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

                                  SCHEDULE 13G
CUSIP NO. 317718302000                                            Page 12 of 12


     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement as of the date first above written.

                                PERFORMANCE CAPITAL, L.P.

                                By: Performance Capital, LLC,
                                    its general partner

                                By: /s/ Brian Warner
                                   ------------------------------
                                     Brian Warner, Manager


                                PERFORMANCE CAPITAL II, L.P.

                                By: Performance Management, LLC,
                                    its general partner

                                By: /s/ Brian Warner
                                   ------------------------------
                                     Brian Warner, Manager


                                PERFORMANCE CAPITAL, LLC

                                By: /s/ Brian Warner
                                   ------------------------------
                                     Brian Warner, Manager

                                PERFORMANCE MANAGEMENT, LLC

                                By: /s/ Brian Warner
                                   ------------------------------
                                     Brian Warner, Manager


                                /s/ Brian Warner
                                ------------------------------
                                Brian Warner